# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Oportun Financial Corporation, CIK 0001538716
CUSIP: 68376D104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2 Circle Star Way, San Carlos, California (CA), 94070
Date of event which requires filing of this statement: 05/23/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001415889-24-027328
Filed by CIK 0001469000
Persons authorized to receive notices and communications: Christian Neira, 1290 Avenue of the Americas, New York, New York (NY), 10104, 212-647-9500

## Reporting persons
- NB Alternatives Advisers LLC (CIK 0001469000): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,387,780; sole dispositive power 0; shared dispositive power 4,387,780; aggregate amount beneficially owned 4,387,780 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Oportun Financial Corporation
Address of issuer's principal executive offices: 2 Circle Star Way, San Carlos, California (CA), 94070
Comment:
This Amendment No. 1 ("Amendment No. 1") supplements the information set forth in the Schedule 13D dated November 20, 2024, filed by NB Alternatives Advisers LLC (the "Reporting Person") with the United States Securities and Exchange Commission (the "Schedule 13D") relating to the common stock, par value $0.0001 per share (the "Common Stock") of Oportun Financial Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by the addition of the following:

On May 23, 2025, the Reporting Person exercised Warrants on behalf of its clients to acquire an aggregate of 3,937,168 shares of Common Stock at an exercise price of $0.01 per share, consisting of 848,857 shares acquired upon exercise of 2024 Warrants and 3,088,311 shares acquired upon exercise of 2023 Warrants.

The Reporting Person does not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of Schedule 13D. As a lender and through its observer on the Board, the Reporting Persons may, from time to time, discuss matters with the Board, management, shareholders and lenders of the Issuer that could impact such sub items, such as the capital structure of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: In the aggregate, the Reporting Person beneficially owns 4,387,780 shares of Common Stock, or 9.9% of the Common Stock outstanding. 450,612 shares of the Common Stock referenced as beneficially owned are issuable upon the exercise of the Warrants, which are subject to the limitations on exercise set forth in Item 4. Calculations of beneficial ownership are based on 43,870,399 shares of Common Stock of the Issuer outstanding as of May 27, 2025, based on information provided by the Issuer, plus 450,612 shares of Common Stock issuable upon the exercise of exercisable Warrants.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Person may be deemed to have shared power to vote or direct the vote and to have shared power to dispose of or direct the disposition of the reported shares of Common Stock, which are directly held by funds managed the Reporting Person as set forth in rows 7, 8, 9, and 10 of the cover page of this Amendment No. 1.

Pursuant to Rule 13d-4 of the Act, the Reporting Person expressly declares that the filing of this statement shall not be construed as an admission that such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.
Transactions in the class effected during the past sixty days: The information in Item 4 is incorporated herein by reference. Except as set forth in Item 4, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: The funds managed by the Reporting Person have the right to receive or direct the receipt of dividends from, and the proceeds from the sale of the shares of Common Stock directly held by such funds and the shares of Common Stock underlying the Warrants.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented by the addition of the following:

The information in Item 4 is incorporated herein by reference.

## Signatures
- NB Alternatives Advisers LLC: Christian Neira, Christian Neira / Managing Director (05/28/2025)